
September 16, 2022

Trent McKendrick
Chief Executive Officer
Lever Global Corp
Level 11, 9255 W Sunset Blvd
West Hollywood, CA 90069

> **Re: Lever Global Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 6, 2022**
> **File No. 333-266157**

Dear Mr. McKendrick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 2 but you continue to state on the cover page that the selling shareholders may offer the shares from time to time through public or private transactions at fixed prices, prevailing market prices, varying prices determined at the time of sale, or privately negotiated prices. Please revise so that it consistent with your response that the selling shareholders will offer and sell their shares at a fixed price until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, or any other stock exchange, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

<u>Security Ownership of Certain Beneficial Owners and Management, page 39</u>

2.   Please disclose the voting power of each of the officers and directors and principal shareholders.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Barnett